Exhibit 99.1

SECURITIES PURCHASE AGREEMENT

THIS SECURITIES PURCHASE AGREEMENT (this “Agreement”), dated as of [__] is between TOP WIN INTERNATIONAL LIMITED, a Cayman Islands exempted company (Nasdaq: SORA) (the “Company”), and the investor listed on the Schedule of Buyers attached as Schedule I hereto (the “Buyer”).

WITNESSETH

WHEREAS, the Company and the Buyer desire to enter into this transaction for the Company to sell and the Buyer to purchase the Note (as defined below) pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), Regulation S or Regulation D promulgated by the U.S. Securities and Exchange Commission (the “SEC”) thereunder;

WHEREAS, the parties desire that, upon the terms and subject to the conditions contained herein, the Company shall issue and sell to the Buyer, as provided herein, and the Buyer shall purchase a Note in the form attached hereto as “Exhibit A” (the “Note”) in the aggregate principal amount of US$[__] (the “Subscription Amount”), which has a term of three years and an interest rate of 3.0% per annum, and which shall be convertible into the Company’s ordinary shares of par value US$0.0005 per share (the “Ordinary Shares”) (as converted, the “Conversion Shares”), which shall be purchased at a purchase price equal to 100.0% of the Subscription Amount (the “Purchase Price”) as set forth opposite the Buyer’s name on Schedule I to this Agreement;

WHEREAS, the Note and the Conversion Shares are collectively referred to herein as the “Securities.”

WHEREAS, this Note is one of [7] unsecured convertible notes which shall have [identical terms and conditions], other than principal amount and holder, being issued by the Company, for an aggregate principal amount of US$[10 million], with more details set out in Schedule I.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Buyer hereby agree as follows:

1.	PURCHASE AND SALE OF NOTE.

(a)            Purchase of Note. Subject to the satisfaction (or waiver) of the conditions set forth in Sections 6 and 7 below, the Company shall issue and sell to the Buyer, and the Buyer agrees to purchase from the Company at the Closing, a Note with principal amount corresponding to the Subscription Amount set forth opposite the Buyer’s name on Schedule I attached hereto, which has a term of three years and an interest rate of 3.0% per annum, convertible into the Company’s Ordinary Shares at an initial conversion price of [US$4.64] per share subject to adjustments, in the form attached hereto as “Exhibit A”, at a purchase price equal to 100.0% of the Subscription Amount.

(b)            Closing Date. The closing of the sale and purchase of the Note (the “Closing”) shall occur remotely by electronic delivery of documentation. The Closing shall take place on such mutually agreed Business Day and time after the conditions to the Closing set forth in Sections 6 and 7 below are satisfied or waived (or such other date as is mutually agreed to by the Company and the Buyer) (the “Closing Date”). As used herein “Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks in New York, New York or Hong Kong are authorized or required by law to remain closed.

(c)            Form of Payment; Deliveries. On or before 4:00 p.m., New York time, on [August 20, 2025] or such other date as the Company may agree to, the Buyer shall deliver to the Company the Purchase Price for the Note to be issued and sold to the Buyer, in immediately available funds in U.S. Dollars or, if permitted by the Company in its sole discretion, in a non-U.S. currency or other property, including stablecoins. In the event that the Company, in its sole discretion, permits any payments by a Buyer in a currency other than U.S. Dollars or in other property, the Company shall credit payments with (i) the U.S. Dollar value of such contributed currency, determined at the then-current applicable exchange rate, as determined by the Company or (ii) the fair market value of such property (net of liabilities that the Company assumes from the Buyer or to which the property is subject). Such payment shall be made to a bank or other account designated in writing by the Company. Subject to the satisfaction (or waiver) of the terms and conditions of this Agreement, on the Closing Date, the Company shall deliver to the Buyer, a Note which the Buyer is purchasing at the Closing with a principal amount corresponding with the Subscription Amount set forth opposite the Buyer’s name on Schedule of Buyers attached as Schedule I hereto, duly executed on behalf of the Company.

2.	BUYER’S REPRESENTATIONS AND WARRANTIES.

The Buyer represents and warrants to the Company that, as of the date hereof and as of the Closing Date:

(a)            Evaluation of Risks. The Buyer has such knowledge and experience in financial, tax and business matters as to be capable of evaluating the merits and risks of, and bearing the economic risks entailed by, an investment in the Securities and of protecting its interests in connection with the transactions contemplated hereby. The Buyer acknowledges and agrees that its investment in the Company involves a high degree of risk, and that the Buyer may lose all or a part of its investment.

(b)            No Legal, Investment or Tax Advice from the Company. The Buyer acknowledges that it had the opportunity to review the Transaction Documents to which it is a party and the transactions contemplated by the Transaction Documents to which it is a party with its own legal counsel and investment and tax advisors. The Buyer is relying solely on such counsel and advisors and not on any statements or representations of the Company or any of the Company’s representatives or agents for legal, tax, investment or other advice with respect to the Buyer’s subscription for the Securities hereunder, the transactions contemplated by the Transaction Documents to which it is a party or the laws of any jurisdiction, and the Buyer acknowledges that the Buyer may lose all or a part of its investment.

(c)            Investment Purpose. The Buyer is acquiring the Securities for its own account for investment purposes and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered under or exempt from the registration requirements of the Securities Act; provided, however, that by making the representations herein, the Buyer does not agree, or make any representation or warranty, to hold any of the Securities for any minimum or other specific term and reserves the right to dispose of the Securities at any time in accordance with, or pursuant to, a registration statement covering such Securities or an available exemption under the Securities Act. The Buyer does not presently have any agreement or understanding, directly or indirectly, with any Person (as defined below) to distribute any of the Securities in violation of applicable securities laws. As used herein, “Person” means a corporation, a limited liability company, an association, a partnership, an organization, a business, an individual, a governmental or political subdivision thereof or a governmental agency

(d)            Accredited Investor Status. The Buyer is an “Accredited Investor” as that term is defined in Rule 501(a)(3) of Regulation D. The Buyer agrees to furnish any additional information requested by the Company or any of its affiliates to assure compliance with applicable U.S. federal and state securities laws in connection with the purchase and sale of the Securities. The Buyer acknowledges that the Buyer has completed the investor questionnaire contained in “Exhibit B” and that the information contained therein is complete and accurate as of the date thereof and is hereby affirmed as of the date hereof. Any information that has been furnished or that will be furnished by the Buyer to evidence its status as an accredited investor is accurate and complete, and does not contain any misrepresentation or material omission.

(e)            Reliance on Exemptions. The Buyer understands that the Securities are being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws, including Regulation D and/or Regulation S of the Securities Act, and that the Company is relying in part upon the truth and accuracy of, and the Buyer’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Buyer set forth herein in order to determine the availability of such exemptions and the eligibility of the Buyer to acquire the Securities.

(f)            Information. The Buyer and its advisors (and its counsel), if any, have had an opportunity to review the Company’s filings with the SEC and have been furnished with all materials relating to the business, finances and operations of the Company and information the Buyer deemed material to making an informed investment decision regarding its purchase of the Securities, which have been requested by the Buyer. The Buyer and its advisors, if any, have been afforded the opportunity to ask questions of the Company and its management and have received answers to such questions. Neither such inquiries nor any other due diligence investigations conducted by the Buyer or its advisors, if any, or its representatives shall modify, amend or affect the Buyer’s right to rely on the Company’s representations and warranties contained in Section 3 below. The Buyer understands that its investment in the Securities involves a high degree of risk. The Buyer has sought such accounting, legal and tax advice, as it has considered necessary to make an informed investment decision with respect to its acquisition of the Securities. For the transaction contemplated under the Transaction Documents, the Buyer acknowledges and agrees that the Company has not made to the Buyer, and it has not relied upon, any representations and warranties of the Company, its employees or any third party other than the representations and warranties of the Company contained in the Transaction Documents to which it is a party.

(g)            Transfer or Resale. The Buyer understands that: (i) the Securities have not been registered under the Securities Act or any state securities laws, and may not be offered for sale, sold, assigned or transferred unless (A) subsequently registered thereunder, (B) the Buyer shall have delivered to the Company an opinion of counsel, in a generally acceptable form, to the effect that such Securities to be sold, assigned or transferred may be sold, assigned or transferred pursuant to an exemption from such registration requirements, or (C) the Buyer provides the Company with reasonable assurances (in the form of seller and broker representation letters reasonably acceptable to the Company) that such Securities can be sold, assigned or transferred pursuant to Rule 144 promulgated under the Securities Act, as amended (or a successor rule thereto) (collectively, “Rule 144”), in each case following the applicable holding period set forth therein; and (ii) any sale of the Securities made in reliance on Rule 144 may be made only in accordance with the terms of Rule 144 and further, if Rule 144 is not applicable, any resale of the Securities under circumstances in which the seller (or the Person through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the Securities Act) may require compliance with some other exemption under the Securities Act or the rules and regulations of the SEC thereunder.

(h)            Legends. The Buyer agrees to the imprinting, so long as its required by this Section 2(h), of a restrictive legend on the Securities in substantially the following form:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES HAVE BEEN ACQUIRED SOLELY FOR INVESTMENT PURPOSES AND NOT WITH A VIEW TOWARD RESALE AND MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS, OR AN OPINION OF COUNSEL, IN A GENERALLY ACCEPTABLE FORM, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR APPLICABLE STATE SECURITIES LAWS.

Subject to the provision of representation letters from the Buyer and its representatives as the Company may reasonably require, certificates and book entry positions evidencing the Conversion Shares shall not bear the legend set forth above or any similar legend to substantially the same effect, (i) while a registration statement covering the resale of such security is effective under the Securities Act, (ii) following any sale of such Conversion Shares pursuant to Rule 144, (iii) if such Conversion Shares are eligible for sale under Rule 144 without volume limitations, or (iv) if such legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the SEC). If a legend is not required pursuant to the foregoing, the Company shall no later than three (3) Trading Days following the delivery by the Buyer to the Company or the transfer agent (with notice to the Company) of a de-legending request (endorsed or with stock powers attached, and otherwise in form necessary to affect the reissuance and/or transfer of the relevant securities, if applicable), together with corresponding instruments of transfer (where applicable) and any other deliveries from the Buyer as may be reasonably required by the Company and/or its transfer agent, as directed by the Buyer, either: (A) provided that the Company’s transfer agent is participating in the DTC Fast Automated Securities Transfer Program and such Securities are Conversion Shares, credit the aggregate number of Ordinary Shares to which the Buyer shall be entitled to the Buyer’s or its designee’s balance account with DTC through its Deposit/Withdrawal at Custodian system or (B) if the Company’s transfer agent is not participating in the DTC Fast Automated Securities Transfer Program, issue and deliver (via reputable overnight courier) to the Buyer, a certificate representing such securities that is free from all restrictive and other legends, or a book-entry statement electronically only, registered in the name of the Buyer or its designee. The Company shall be responsible for any transfer agent fees or DTC fees (except to the extent set forth on any share certificate (including any form of instrument of transfer set forth on the back side of a share certificate) evidencing Ordinary Shares in respect of the holder’s indemnification obligations) with respect to any issuance of Securities or the removal of any legends with respect to any Securities in accordance herewith. The Buyer agrees that the removal of a restrictive legend from certificates or book entry positions representing Securities as set forth in this Section 2(h) is predicated upon the Company’s reliance that the Buyer will sell any Securities pursuant to either the registration requirements of the Securities Act, including any applicable prospectus delivery requirements, or an exemption therefrom, and that if Securities are sold pursuant to a registration statement, they will be sold in compliance with the plan of distribution set forth therein.

(i)            Organization; Authority. The Buyer is duly organized, validly existing and in good standing under the laws of its incorporation and has the requisite corporate power and authority to enter into and perform its obligations under the Transaction Documents (as defined below) to which it is a party and to subscribe for or acquire Securities in accordance with the terms hereof. The decision to invest and the execution and delivery of the Transaction Documents to which it is a party by the Buyer, the performance by the Buyer of its obligations under the Transaction Documents to which it is a party and the consummation by the Buyer of the transactions contemplated by the Transaction Documents to which it is a party have been duly authorized and require no other proceedings on the part of the Buyer. The undersigned has the right, power and authority to execute and deliver the Transaction Documents to which it is a party and all other instruments on behalf of the Buyer or its shareholders. The Transaction Documents to which it is a party have been duly executed and delivered by the Buyer and, assuming the execution and delivery hereof and acceptance thereof by the Company, will constitute the legal, valid and binding obligations of the Buyer, enforceable against the Buyer in accordance with its terms.

(j)            No Conflicts. The execution, delivery and performance by the Buyer of the Transaction Documents to which it is a party and the consummation by the Buyer of the transactions contemplated hereby will not (i) result in a violation of the organizational documents of the Buyer, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Buyer is a party or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws) applicable to the Buyer, except, in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which could not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Buyer to perform its obligations under the Transaction Documents to which it is a party.

(k)            Certain Trading Activities. The Buyer has not directly or indirectly, nor has any Person acting on behalf of or pursuant to any understanding with the Buyer, engaged in any transactions in the securities of the Company (including, without limitation, any Short Sales (as defined above) involving the Company’s securities) during the period commencing as of the time that the Buyer first contacted the Company or the Company’s agents regarding the specific investment in the Company contemplated by this Agreement and ending immediately prior to the execution of this Agreement by the Buyer.

(l)            No General Solicitation. The Buyer, nor any of its affiliates, nor any person acting on its behalf is not purchasing or acquiring the Securities as a result of any general solicitation or general advertising (within the meaning of Regulation D) in connection with the offer or sale of the Securities.

(m)            Not an Affiliate. The Buyer is not (i) an officer or director of the Company or any of its Subsidiaries, (ii) an “affiliate” (as defined under Rule 405 of the Securities Act) of the Company or any of its Subsidiaries or (iii) a “beneficial owner” of more than 10% of the Ordinary Shares (as defined for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)).

(n)            No Governmental Review. The Buyer understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Securities or the fairness or suitability of the investment in the Securities nor have such authorities passes upon or endorsed the merits of the offering of the Securities.

(o)            Other Issuances, Indebtedness and Dilution. The Buyer understands and acknowledges that the Company may without notice to the Buyer issue other notes, convertible notes or other securities on similar or different terms to the Note sold hereunder or as set out in Schedule I, which may increase the indebtedness of the Company and/or increase the number of shares outstanding at different conversion or issue prices, and this may change the investment profile and risks to the Buyer.

3.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

Except as set forth in the reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the Exchange Act, including, without limitation, the Current Report, each Registration Statement, as the same may be amended from time to time, the Prospectus contained therein and each Prospectus Supplement thereto, and all information contained in such filings and all documents and disclosures that have been or may in the future be incorporated by reference therein (all such documents hereinafter referred to as the “SEC Documents”) or any other document publicly filed or furnished by the Company with the SEC on or prior to the date of this Agreement, the Company hereby makes the representations and warranties set forth below to the Buyer as of the date hereof (other than representations and warranties which address matters only as of a certain date, which shall be true and correct as written as of such certain date):

(a)            Organization and Qualification. Each of the Company and its Subsidiaries is an entity duly organized and validly existing under the laws of their respective jurisdiction of organization, and has the requisite power and authority to own its properties and to carry on its business as now being conducted. Each of the Company and its Subsidiaries is duly qualified to do business and is in good standing (to the extent such concept exists in the relevant jurisdiction) in every jurisdiction in which the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing (to the extent such concept exists in the relevant jurisdiction) would not have a Material Adverse Effect. As used in this Agreement, “Material Adverse Effect” means any event, occurrence or condition that has had or would reasonably be expected to have (i) a material adverse effect on the legality, validity or enforceability of this Agreement or the transactions contemplated herein, (ii) a material adverse effect on the results of operations, assets, business or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, or (iii) a material adverse effect on the Company’s ability to perform in any material respect on a timely basis its obligations under this Agreement. “Subsidiaries” means any Person in which the Company, directly or indirectly, owns a majority of the outstanding capital stock having voting power or holds a majority of the equity or similar interest of such Person, and each of the foregoing, is individually referred to herein as a “Subsidiary.”

(b)            Authorization; Enforcement; Validity. Subject to the Company having in force at all material times approval from the shareholders of the Company for the directors to exercise any power of the Company to issue Ordinary Shares: (a) the Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and the other Transaction Documents and to allot and issue the Securities in accordance with the terms hereof and thereof; and (b) the execution and delivery by the Company of this Agreement and the other Transaction Documents, and the consummation by the Company of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Securities) have been or (with respect to consummation) will be duly authorized by the Company’s board of directors. This Agreement and the other Transaction Documents to which the Company is a party have been (or, when executed and delivered, will be) duly executed and delivered by the Company and, assuming the execution and delivery thereof and acceptance by the Buyer, constitute (or, when duly executed and delivered, will be) the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or other laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies and except as rights to indemnification and to contribution may be limited by federal or state securities law. “Transaction Documents” means, collectively, this Agreement, the Note, and each of the other agreements and instruments entered into by the Company or delivered by the Company in connection with the transactions contemplated hereby and thereby, as may be amended from time to time.

(c)            Issuance of Securities. Subject to the Company having at all material times in force approval from the shareholders of the Company for the directors to exercise any power of the Company to issue Ordinary Shares, the issuance of the Securities has been duly authorized and, upon issuance and payment in accordance with the terms of the Transaction Documents the Securities shall be validly issued, fully paid and non-assessable and free from all preemptive or similar rights, mortgages, defects, claims, liens, pledges, charges, taxes, rights of first refusal, encumbrances, security interests and other encumbrances (collectively “Liens”) with respect to the issuance thereof. Upon issuance or conversion in accordance with the Note, the Conversion Shares, when issued, will be validly issued, fully paid and nonassessable and free from all preemptive or similar rights or Liens with respect to the issue thereof, with the holders being entitled to all rights accorded to a holder of Ordinary Shares.

(d)            Consents. The Company is not required to obtain any consent from, authorization or order of, or make any filing or registration with (other than any filings as may be required by any federal or state securities agencies and any filings as may be required by the Principal Market), any Governmental Entity (as defined below) or any regulatory or self-regulatory agency or any other Person in order for it to execute, deliver or perform any of its obligations under or contemplated by the Transaction Documents, in each case, in accordance with the terms hereof or thereof. All consents, authorizations, orders, filings and registrations which the Company or any Subsidiary is required to obtain pursuant to the preceding sentence have been or will be obtained or effected on or prior to the Closing Date, and neither the Company nor any of its Subsidiaries are aware of any facts or circumstances which might prevent the Company or any of its Subsidiaries from obtaining or effecting any of the registration, application or filings contemplated by the Transaction Documents. The Company is not in violation of the requirements of the Nasdaq Stock Market (including the Capital Market, Global Market and/or the Global Select Market) (the “Principal Market”) and has no knowledge of any facts or circumstances which could reasonably lead to delisting or suspension of the Ordinary Shares in the foreseeable future. “Governmental Entity” means any nation, state, county, city, town, village, district, or other political jurisdiction of any nature, federal, state, local, municipal, foreign, or other government, governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal), multi-national organization or body; or body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature or instrumentality of any of the foregoing, including any entity or enterprise owned or controlled by a government or a public international organization or any of the foregoing.

(e)            Acknowledgment Regarding Buyer’s Purchase of Securities. The Company acknowledges and agrees that the Buyer is acting solely in the capacity of an arm’s length purchaser with respect to the Transaction Documents and the transactions contemplated hereby and thereby and that as of the date of this Agreement only, to the best knowledge of the Company, no Buyer is (i) an officer or director of the Company or any of its Subsidiaries, (ii) to its knowledge, an “affiliate” (as defined in Rule 144 promulgated under the Securities Act (or a successor rule thereto) (collectively, “Rule 144”)) of the Company or any of its Subsidiaries or (iii) to its knowledge, a “beneficial owner” of more than 10% of the Ordinary Shares (as defined for purposes of Rule 13d-3 of the Exchange Act). The Company further represents to the Buyer that the Company’s decision to enter into the Transaction Documents to which it is a party has been based solely on the independent evaluation by the Company and its representatives.

(f)            No Integrated Offering. None of the Company, its Subsidiaries or any of their affiliates, nor any Person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause this offering of the Securities to be integrated with other offerings of the securities of the Company are listed or designated for quotation. None of the Company, its Subsidiaries, their affiliates nor any Person acting on their behalf will take any action or steps that would cause the offering of any of the Securities to be integrated with other offerings of securities of the Company.

(g)            Dilutive Effect. The Company understands and acknowledges that the number of Conversion Shares will increase in certain circumstances. The Company further acknowledges its obligation to issue the Conversion Shares upon conversion of the Note in accordance with the terms thereof is, absolute and unconditional regardless of the dilutive effect that such issuance may have on the ownership interests of other shareholders of the Company.

(h)            Conduct of Business; Regulatory Permits. Neither the Company nor any of its Subsidiaries is in violation of any term under its Articles of Incorporation, any certificate of designation, preferences or rights of any other outstanding series of preferred stock of the Company or any of its Subsidiaries or Bylaws or their organizational charter, certificate of formation, memorandum of association, articles of association, Articles of Incorporation or certificate of incorporation or bylaws, respectively, except in all cases for violations which would not reasonably be expected to have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries is in violation of any judgment, decree or order or any statute, ordinance, rule or regulation applicable to the Company or any of its Subsidiaries, and so long as the Note is outstanding, neither the Company nor any of its Subsidiaries will conduct its business in violation of any of the foregoing, except in all cases for violations which would not reasonably be expected to have a Material Adverse Effect. Without limiting the generality of the foregoing, the Company is not in violation of any of the rules, regulations or requirements of the Principal Market and has no knowledge of any facts or circumstances that could reasonably lead to delisting or suspension of the Ordinary Shares by the Principal Market in the foreseeable future. Since March 2025, (i) the Ordinary Shares have been listed or designated for quotation on the Principal Market, (ii) trading in the Ordinary Shares has not been suspended by the SEC or the Principal Market and (iii) the Company has received no communication, written or oral, from the SEC or the Principal Market regarding the suspension or delisting of the Ordinary Shares from the Principal Market, which has not been publicly disclosed.

(i)            Foreign Corrupt Practices. Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee, nor any other Person acting for or on behalf of the Company or any of its Subsidiaries (individually and collectively, a “Company Affiliate”) have violated the U.S. Foreign Corrupt Practices Act (the “FCPA) or any other applicable anti-bribery or anti- corruption laws, nor has any Company Affiliate offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, to any officer, employee or any other Person acting in an official capacity for any Governmental Entity to any political party or official thereof or to any candidate for political office (individually and collectively, a “Government Official”) or to any Person under circumstances where such Company Affiliate knew or was aware of a high probability that all or a portion of such money or thing of value would be offered, given or promised, directly or indirectly, to any Government Official, for the purpose, in violation of applicable law, of: (i) (A) influencing any act or decision of such Government Official in his/her official capacity, (B) inducing such Government Official to do or omit to do any act in violation of his/her lawful duty, (C) securing any improper advantage, or (D) inducing such Government Official to influence or affect any act or decision of any Governmental Entity, or (ii) assisting the Company or its Subsidiaries in obtaining or retaining business for or with, or directing business to, the Company or its Subsidiaries.

(j)            Equity Capitalization.

(i)            Authorized and Outstanding Capital Stock. As of the date immediately prior to the date of this Agreement, the Company has a total of 24,864,000 Ordinary Shares issued and outstanding. As at the date hereof, the Company has not issued any classes of shares in its capital other than Ordinary Shares.

(ii)            Valid Issuance; Available Shares. All of such outstanding shares are duly authorized and have been validly issued and are fully paid and nonassessable.

(k)            Intellectual Property Rights. The Company and its Subsidiaries own or possess adequate rights or licenses to use all material trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets and rights, if any, necessary to conduct their respective businesses as now conducted, except as would not cause a Material Adverse Effect. The Company and its Subsidiaries have not received written notice of any infringement by the Company or its Subsidiaries of trademark, trade name rights, patents, patent rights, copyrights, inventions, licenses, service names, service marks, service mark registrations, or trade secrets, except as would not cause a Material Adverse Effect. To the knowledge of the Company, there is no claim, action or proceeding being made or brought against, or to the Company’s knowledge, being threatened against the Company or its Subsidiaries regarding trademark, trade name, patents, patent rights, invention, copyright, license, service names, service marks, service mark registrations, trade secret or other infringement; and, except as would not cause a Material Adverse Effect, the Company is not aware of any facts or circumstances which might give rise to any of the foregoing.

(l)            Environmental Laws. To the Company’s knowledge, the Company and its Subsidiaries (i) have not received written notice alleging any failure to comply in all material respects with all Environmental Laws (as defined below), other than those relating to matters that have been fully resolved or that remain pending and, if adversely determined, would not reasonably be expected to cause a Material Adverse Effect, (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) have not received written notice alleging any failure to comply with all terms and conditions of any such permit, license or approval where, in each of the foregoing clauses (i), (ii) and (iii), the failure to so comply would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. The term “Environmental Laws” means all applicable federal, state and local laws relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata), including, without limitation, laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or toxic or hazardous substances or wastes (collectively, “Hazardous Materials”) into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations issued, entered, promulgated or approved thereunder.

(m)            Insurance. Except as would not cause a Material Adverse Effect, the Company and each of its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Company believes to be prudent and customary in the businesses in which the Company and its Subsidiaries are engaged.

(n)            Sanctions Matters. Neither the Company nor any of its Subsidiaries or, to the knowledge of the Company, any director, officer or controlled Affiliate of the Company or any director or officer of any Subsidiary, is a Person that is, or is 50 percent or more owned or, where relevant under applicable Sanctions, controlled by a Person that is (i) the subject of any sanctions administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”), the United Nations Security Council, the European Union or His Majesty’s Treasury, including, without limitation, designation on OFAC’s Specially Designated Nationals and Blocked Persons List or OFAC’s Foreign Sanctions Evaders List (collectively, “Sanctions”), or (ii) organized or resident in a country or territory that is the subject of Sanctions that broadly prohibit dealings with that country or territory (currently, the Crimea region, Zaporizhzhia and Kherson regions, Cuba, Iran, North Korea, Russia, Sudan and Syria (the “Sanctioned Countries”)). Neither the Company nor any of its Subsidiaries nor any director, officer or controlled affiliate will, directly or knowingly indirectly, use the proceeds from the sale of the Note, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other Person (a) for the purpose of funding or facilitating any activities or business of or with any Person or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions or is a Sanctioned Country, in violation of applicable Sanctions, or (b) in any other manner that will result in a violation of Sanctions or Applicable Laws by any Person participating in the transactions contemplated by this Agreement, whether as underwriter, advisor, investor or otherwise). For the past five years, neither the Company nor any of its Subsidiaries has engaged in, and is now not engaged in, any dealings or transactions with any Person, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions or was a Sanctioned Country in violations of applicable Sanctions.

(o)            Disclosure. The Company confirms that neither it nor any other Person acting on its behalf has provided the Buyer or their agents or counsel with any information that constitutes or could reasonably be expected to constitute material, non-public information concerning the Company or any of its Subsidiaries, other than the existence of the transactions contemplated by this Agreement and the other Transaction Documents. All disclosures provided to the Buyer regarding the Company and its Subsidiaries, their businesses and the transactions contemplated hereby, including the schedules to this Agreement, furnished by or on behalf of the Company or any of its Subsidiaries, taken as a whole, are true and correct in all material respects and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. All of the written information furnished after the date hereof by or on behalf of the Company or any of its Subsidiaries to the Buyer pursuant to or in connection with this Agreement and the other Transaction Documents, taken as a whole, will be true and correct in all material respects as of the date on which such information is so provided and will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(p)            No General Solicitation. Neither the Company, nor any of its affiliates, nor any Person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D under the Securities Act) in connection with the offer or sale of the Securities.

(q)           Private Placement. Assuming the accuracy of the Buyer’s representations and warranties set forth in Section 2, no registration under the Securities Act is required for the offer and sale of the Securities by the Company to the Buyer as contemplated hereby. The issuance and sale of the Securities hereunder does not contravene the rules and regulations of the Principal Market.

4.	COVENANTS.

(a)            Reporting Status. For the period beginning on the date hereof, and ending after the date on which the Note is no longer outstanding (the “Reporting Period”), the Company shall file on a timely basis all reports required to be filed with the SEC pursuant to the Exchange Act, and the Company shall not terminate its status as an issuer required to file reports under the Exchange Act even if the Exchange Act or the rules and regulations thereunder would no longer require or otherwise permit such termination.

(b)            Use of Proceeds. Except as otherwise agreed expressly by the Company and the Buyer, [approximately 60% of the proceeds shall be allocated to the direct or indirect purchase of bitcoins, 30% will be allocated for direct participation in initial rounds of the Company’s Asia BTC strategy companies and the remaining 10% will be allocated by Company’s discretion as working capital], except that the Company shall retain the right to adjust such allocations as it deems fit.

(c)            Listing. To the extent applicable, the Company shall promptly secure the listing or designation for quotation (as the case may be) of all of the Underlying Securities (as defined below) on the Principal Market, subject to official notice of issuance, and shall use reasonable efforts to maintain such listing or designation for quotation (as the case may be) of all Underlying Securities from time to time issuable under the terms of the Transaction Documents on such Principal Market for the Reporting Period. Neither the Company nor any of its Subsidiaries shall take any action which could be reasonably expected to result in the delisting or suspension of the Ordinary Shares on a Principal Market during the Reporting Period. The Company shall pay all fees and expenses in connection with satisfying its obligations under this Section 4(c). “Underlying Securities” means the (i) the Conversion Shares, and (ii) any Ordinary Shares of the Company issued or issuable with respect to the Conversion Shares, including, without limitation, (1) as a result of any stock split, share dividend, recapitalization, exchange or similar event or otherwise and (2) shares of the Company into which the Ordinary Shares are converted or exchanged without regard to any limitations on conversion of the Note.

(d)            Disclosures.

(i)            Disclosure of Transactions. The Company shall, on or before the fourth Business Day after the date of this Agreement, furnish to the SEC a current report on Form 6-K describing all the material terms of the transactions contemplated by the Transaction Documents in the form required by the Exchange Act and attaching all the material Transaction Documents (including, required exhibits, the “Current Report”). From and after the filing of the Current Report, the Company shall have publicly disclosed all material, non-public information (if any) provided to the Buyer by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents in connection with the transactions contemplated by the Transaction Documents.

(ii)            Limitations on Disclosure. The Company shall not, and the Company shall cause each of its Subsidiaries and each of its and their respective officers, directors, employees and agents not to, provide any Buyer with any material, non-public information regarding the Company or any of its Subsidiaries from and after the date hereof without first obtaining the express prior written consent of the Buyer (which may be granted or withheld in the Buyer’s sole discretion). In the event of a breach of any of the foregoing covenants or any of the covenants or agreements contained in any other Transaction Document, by the Company, any of its Subsidiaries, or any of its or their respective officers, directors, employees and agents (as determined in the reasonable good faith judgment of the Buyer), in addition to any other remedy provided herein or in the Transaction Documents, the Buyer shall have the right to make a public disclosure, in the form of a press release, public advertisement or otherwise, of such material, non-public information, without the prior approval by the Company, any of its Subsidiaries, or any of its or their respective officers, directors, employees or agents. The Company shall be entitled, without the prior approval of any Buyer, to make any press release or other public disclosure with respect to such transactions (i) in substantial conformity with the Current Report and contemporaneously therewith or (ii) as is required by applicable law and regulations.

(e)            Conduct of Business. The business of the Company and its Subsidiaries shall not be conducted in violation of any law, ordinance or regulation of any Governmental Entity, except where such violations would not reasonably be expected to result, either individually or in the aggregate, in a Material Adverse Effect.

(f)            Selling Restrictions. Except as expressly set forth below, the Buyer covenants that from and after the date hereof through and ending when the Note no longer remains outstanding (the “Restricted Period”), no Buyer or any of its officers, or any entity managed or controlled by the Buyer (collectively, the “Restricted Persons” and each of the foregoing is referred to herein as a “Restricted Person”) shall, directly or indirectly, engage in any (i) “short sale” (as such term is defined in Rule 200 of Regulation SHO of the Exchange Act) of the Ordinary Shares which establishes a net short position or (ii) put equivalent position or any hedging transaction which establishes a net short position with respect to any securities of the Company (including the Ordinary Shares), with respect to each of clauses (i) and (ii) hereof, either for its own principal account or for the principal account of any other Restricted Person. Notwithstanding the foregoing, it is expressly understood and agreed that nothing contained herein shall (without implication that the contrary would otherwise be true) prohibit any Restricted Person during the Restricted Period from: (1) selling “long” (as defined under Rule 200 promulgated under Regulation SHO) Ordinary Shares; or (2) selling a number of Ordinary Shares equal to the number of Underlying Shares that such Restricted Person is entitled to receive, but has not yet received from the Company or the transfer agent, (A) upon the completion of a pending conversion of the Note for which a valid Conversion Notice (as defined in the Note) has been submitted to the Company pursuant to Section 2(b) of the Note.

(g)            Trading Information. Upon the Company’s request, the Buyer agrees to provide the Company with daily trading reports setting forth the number and average sales prices of Conversion Shares sold by the Buyer during the Trading Day upon which sales took place.

(h)            Prohibited Transactions. From the date hereof until all of the Note has been repaid or converted into Ordinary Shares, the Company agrees to not directly or indirectly enter into any contract, agreement or other item that would restrict or prohibit any of the Company’s obligations to the Buyer under the Transaction Documents, including, without limitation, any payments required by the Company to the Buyer under the Note.

(i)            Amendments. From the date hereof until all of the Note has been repaid, unless the Buyer shall have given prior consent, the Company shall not directly or indirectly amend its charter documents, including, without limitation, its certificate of incorporation and bylaws, in any manner that materially and adversely affects any rights of the holders of the Note.

5.	REGISTER; TRANSFER AGENT INSTRUCTIONS; LEGEND.

(a)            Register. The Company shall maintain at its principal executive offices or with the Transfer Agent (or at such other office or agency of the Company as it may designate by notice to each holder of Securities), a register for the Note in which the Company shall record the name and address of the Person in whose name the Note have been issued (including the name and address of each transferee), the amount of the Note held by such Person. The Company shall keep the register open and available at all times during business hours for inspection of any Buyer or its legal representatives.

(b)            Transfer Restrictions. The Securities may only be disposed of in compliance with state and federal securities laws. In connection with any transfer of Securities other than pursuant to an effective registration statement or Rule 144, to the Company or to an Affiliate of a Buyer, the Company may require the transferor thereof to provide to the Company an opinion of counsel selected by the transferor and reasonably acceptable to the Company, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred Securities under the Securities Act. As a condition of transfer, any such transferee shall agree in writing to be bound by the terms of this Agreement and shall have the rights and obligations of a Buyer under this Agreement.

6.	CONDITIONS TO THE COMPANY’S OBLIGATION TO SELL.

The obligation of the Company hereunder to issue and sell the Note to the Buyer at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Company’s sole benefit and may be waived by the Company at any time in its sole discretion by providing the Buyer with prior written notice thereof:

(a)            The Buyer shall have executed each of the Transaction Documents to which it is a party and delivered the same to the Company.

(b)            The Buyer shall have delivered to the Company the Purchase Price for the Note being purchased by the Buyer by wire transfer of immediately available funds in accordance with the written wire transfer instructions of the Company.

(c)            The representations and warranties of the Buyer shall be true and correct as of the date when made and as of the Closing Date as though originally made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specific date), and the Buyer shall have performed, satisfied and complied with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Buyer at or prior to such Closing Date.

7.	CONDITIONS TO THE BUYER’S OBLIGATION TO PURCHASE.

At or before the Closing Date, the Company shall have satisfied each of the following conditions, provided that these conditions are for the Buyer’s sole benefit and may be waived by the Buyer at any time in its sole discretion by providing the Company with prior written notice thereof:

(a)            The Company shall have duly executed and delivered to the Buyer each of the Transaction Documents to which it is a party and the Company shall have duly executed and delivered to the Buyer a Note with a principal amount corresponding to the Subscription Amount set forth opposite the Buyer’s name on Schedule of Buyers attached as Schedule I for the Closing.

(b)            Each and every representation and warranty of the Company shall be true and correct as of the date when made and as of the Closing Date as though originally made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specific date) and the Company shall have performed, satisfied and complied with the covenants, agreements and conditions set forth in each Transaction Document required to be performed, satisfied or complied with by the Company at or prior to the Closing Date.

(c)            The Ordinary Shares (A) shall be designated for quotation or listed (as applicable) on the Principal Market and (B) shall not have been suspended, as of the Closing Date, by the SEC or the Principal Market from trading on the Principal Market.

(d)            The Company shall have obtained all governmental, regulatory or third-party consents and approvals, if any, necessary for the sale of the Securities, including without limitation, those required by the Principal Market, if any.

(e)            No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or Governmental Entity of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Transaction Documents.

(f)            Since the date of execution of this Agreement, no event or series of events shall have occurred that has resulted in or would reasonably be expected to result in a Material Adverse Effect, or an Event of Default (as defined in the Note).

(g)            The Buyer shall have received the written transfer instructions of the Company for the Purchase Price.

(h)            The board of directors of the Company has approved the transactions contemplated by the Transaction Documents; said approval has not been amended, rescinded or materially modified and remains in full force and effect as of the Closing, and a true, correct and complete copy of such resolutions duly adopted by the board of directors of the Company shall have been provided to the Buyer.

8.	TERMINATION.

In the event that the Closing shall not have occurred with respect to the Buyer within one calendar month of the date hereof, then the Company shall have the right to terminate its obligations under this Agreement with respect to itself at any time on or after the close of business on such date without liability to any other party. Nothing contained in this Section 8 shall be deemed to release any party from any liability for any breach by such party of the terms and provisions of this Agreement or the other Transaction Documents or to impair the right of any party to compel specific performance by any other party of its obligations under this Agreement or the other Transaction Documents.

9.	MISCELLANEOUS.

(a)            Governing Law. This Agreement and the Transaction Documents and the rights and obligations of the parties hereunder and thereof shall, in all respects, be governed by, and construed in accordance with, the laws (excluding the principles of conflict of laws) of the State of New York (including Section 5-1401 and Section 5-1402 of the General Obligations Law of the State of New York), including all matters of construction, validity and performance.

(b)            Jurisdiction; Venue; Service.

(i)            The Company hereby irrevocably consents to the non-exclusive personal jurisdiction of the state courts of the State of New York (the “Governing Jurisdiction”) and, if a basis for federal jurisdiction exists, the non-exclusive personal jurisdiction of any United States District Court for the Governing Jurisdiction.

(ii)            The Company agrees that venue shall be proper in any court of the Governing Jurisdiction selected by the Buyer or, if a basis for federal jurisdiction exists, in any United States District Court in the Governing Jurisdiction. The Company waives any right to object to the maintenance of any suit, claim, action, litigation or proceeding of any kind or description, whether in law or equity, whether in contract or in tort or otherwise, in any of the state or federal courts of the Governing Jurisdiction on the basis of improper venue or inconvenience of forum.

(iii)            Any suit, claim, action, litigation or proceeding of any kind or description, whether in law or equity, whether in contract or tort or otherwise, brought by the Company against the Buyer arising out of or based upon this Agreement or any matter relating to this Agreement, or any other Transaction Document, or any contemplated transaction, shall be brought in a court only in the Governing Jurisdiction. The Company shall not file any counterclaim against the Buyer in any suit, claim, action, litigation or proceeding brought by the Buyer against the Company in a jurisdiction outside of the Governing Jurisdiction unless under the rules of the court in which the Buyer brought such suit, claim, action, litigation or proceeding the counterclaim is mandatory, and not permissive, and would be considered waived unless filed as a counterclaim in the suit, claim, action, litigation or proceeding instituted by the Buyer against the Company. The Company agrees that any forum outside the Governing Jurisdiction is an inconvenient forum and that any suit, claim, action, litigation or proceeding brought by the Company against the Buyer in any court outside the Governing Jurisdiction should be dismissed or transferred to a court located in the Governing Jurisdiction. Furthermore, the Company irrevocably and unconditionally agrees that it will not bring or commence any suit, claim, action, litigation or proceeding of any kind or description, whether in law or equity, whether in contract or in tort or otherwise, against the Buyer arising out of or based upon this Agreement or any matter relating to this Agreement, or any other Transaction Document, or any contemplated transaction, in any forum other than the courts of the State of New York sitting in New York County, and the United States District Court of the Southern District of New York, and any appellate court from any thereof, and each of the parties hereto irrevocably and unconditionally submits to the jurisdiction of such courts and agrees that all claims in respect of any such suit, claim, action, litigation or proceeding may be heard and determined in such New York State Court or, to the fullest extent permitted by applicable law, in such federal court. The Company and the Buyer agree that a final judgment in any such suit, claim, action, litigation or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

(iv)            The Company and the Buyer irrevocably consent to the service of process out of any of the aforementioned courts in any such suit, claim, action, litigation or proceeding by the mailing of copies thereof by registered or certified mail postage prepaid, to it at the address provided for notices in this Agreement, such service to become effective thirty (30) days after the date of mailing.

(v)            Nothing herein shall affect the right of the Buyer to serve process in any other manner permitted by law or to commence legal proceedings or to otherwise proceed against the Company or any other Person in the Governing Jurisdiction or in any other jurisdiction.

(c)            THE PARTIES MUTUALLY WAIVE ALL RIGHT TO TRIAL BY JURY OF ALL CLAIMS OF ANY KIND ARISING OUT OF OR BASED UPON THIS AGREEMENT OR ANY MATTER RELATING TO THIS AGREEMENT, OR ANY OTHER TRANSACTION DOCUMENT, OR ANY CONTEMPLATED TRANSACTION. THE PARTIES ACKNOWLEDGE THAT THIS IS A WAIVER OF A LEGAL RIGHT AND THAT THE PARTIES EACH MAKE THIS WAIVER VOLUNTARILY AND KNOWINGLY AFTER CONSULTATION WITH COUNSEL OF THEIR RESPECTIVE CHOICE. THE PARTIES AGREE THAT ALL SUCH CLAIMS SHALL BE TRIED BEFORE A JUDGE OF A COURT HAVING JURISDICTION, WITHOUT A JURY.

(d)            Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. In the event that any signature is delivered by facsimile transmission or by an e-mail which contains a portable document format (.pdf) file of an executed signature page, such signature page shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof.

(e)            Headings; Gender. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement. Unless the context clearly indicates otherwise, each pronoun herein shall be deemed to include the masculine, feminine, neuter, singular and plural forms thereof. The terms “including,” “includes,” “include” and words of like import shall be construed broadly as if followed by the words “without limitation.” The terms “herein,” “hereunder,” “hereof” and words of like import refer to this entire Agreement instead of just the provision in which they are found.

(f)            Entire Agreement, Amendments. This Agreement supersedes all other prior oral or written agreements between the Buyer, the Company, their affiliates and persons acting on their behalf with respect to the matters discussed herein, and this Agreement and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor any Buyer makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be amended other than by an instrument in writing signed by the party to be charged with enforcement. As a material inducement for the Buyer to enter into this Agreement, the Company expressly acknowledges and agrees that no due diligence or other investigation or inquiry conducted by a Buyer, any of its advisors or any of its representatives shall affect the Buyer’s right to rely on, or shall modify or qualify in any manner or be an exception to any of, the Company’s representations and warranties contained in this Agreement or any other Transaction Document.

(g)            Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing by letter and email and will be deemed to have been delivered: upon the later of (A) either (i) receipt, when delivered personally or (ii) one (1) Business Day after deposit with an overnight courier service with next day delivery specified, in each case, properly addressed to the party to receive the same and (B) receipt, when sent by electronic mail. The addresses and e-mail addresses for such communications shall be:

If to the Company, to:	TOP WIN INTERNATIONAL LIMITED
33/F Sunshine Plaza 353 Lockhart Road, Wan Chai, Hong Kong Attention: 2025 Convertible Note Project Team E-Mail:

With Copy (which shall not constitute notice or delivery of process) to:	Sichenzia Ross Ference Carmel LLP 1185 Avenue of the Americas, 31st Floor, New York, NY, 10036, U.S. Attention: Darrin M. Ocasio E-Mail:

If to a Buyer, to its address and e-mail address set forth on the Schedule of Buyers,

or to such other address, e-mail address and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change. Written confirmation of receipt (1) given by the recipient of such notice, consent, waiver or other communication, (2) electronically generated by the sender’s e-mail service provider containing the time, date, recipient e-mail address or (3) provided by an overnight courier service shall be rebuttable evidence of personal service, receipt by email or receipt from an overnight courier service in accordance with clauses (A)(i), (B) or (A)(ii) above, respectively.

(h)            Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns, including any purchasers of the Note (but excluding any purchasers of Underlying Securities, unless pursuant to a written assignment by the Buyer). The Company shall not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Buyer. In connection with any transfer of any or all of its Securities, a Buyer may assign all, or a portion, of its rights and obligations hereunder in connection with such Securities without the consent of the Company, in which event such assignee shall be deemed to be a Buyer hereunder with respect to such transferred Securities.

(i)            No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

[REMAINDER PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the Buyer and the Company have caused this Securities Purchase Agreement to be duly executed as of the date first written above.

COMPANY:

TOP WIN INTERNATIONAL LIMITED

By:	/s/ Jason Kin Hoi Fang
Name:	Jason Kin Hoi Fang
Title:	Co-Chief Executive Officer

IN WITNESS WHEREOF, the Buyer and the Company have caused this Securities Purchase Agreement to be duly executed as of the date first written above.

BUYER:

By:
Name:
Title:

EXHIBIT A:

FORM OF NOTE

EXHIBIT A: FORM OF NOTE

NEITHER THIS NOTE NOR THE SECURITIES INTO WHICH THIS NOTE IS CONVERTIBLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE. THESE SECURITIES HAVE BEEN SOLD IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS.

TOP WIN INTERNATIONAL LIMITED

Convertible Note

Principal Amount:	US$[ ]
Issue Price:	US$[ ]

Conversion Price per share at Issuance:	US$4.64
Note Issuance Date:	[ ], 2025
Note Number:

FOR VALUE RECEIVED, TOP WIN INTERNATIONAL LIMITED, a Cayman Islands exempt company (Nasdaq: SORA) (the “Company”), hereby promises to pay to the order of [   ]., or its registered assigns (the “Holder”) the amount set out above as the principal amount (as reduced pursuant to the terms hereof pursuant to redemption, conversion or otherwise, the “Principal”) when due, whether upon the Maturity Date (as defined below), acceleration, redemption or otherwise (in each case in accordance with the terms hereof) and to pay interest (“Interest”) on any outstanding Principal at the applicable Interest Rate from the date set out above as the Note Issuance Date (the “Issuance Date") until the same becomes due and payable, whether upon the Maturity Date or acceleration, conversion, redemption or otherwise (in each case in accordance with the terms hereof). This Convertible Note (including all notes issued in exchange, transfer or replacement hereof, this "Note") was originally issued pursuant to the Securities Purchase Agreement dated as of [ ___], 2025, as it may be amended from time to time (the “Securities Purchase Agreement”) between the Company and the Buyer listed on the Schedule of Buyers attached thereto. Certain capitalized terms used herein are defined in Section (13).

(1)            GENERAL TERMS

(a)            Maturity Date. On the Maturity Date, the Company shall pay to the Holder an amount in cash representing all outstanding Principal, accrued and unpaid Interest, and any other amounts outstanding pursuant to the terms of this Note. The "Maturity Date" shall be [_ _], being three years from the Issuance Date. Other than as specifically permitted by this Note, the Company may not prepay or redeem any portion of the outstanding Principal and accrued and unpaid Interest.

(b)            Interest Rate and Payment of Interest. Interest shall accrue on the outstanding Principal balance hereof on a simple and non-compounding basis at an annual rate equal to 3.00% (“Interest Rate”). Interest shall be calculated based on a 365-day year and the actual number of days elapsed, to the extent permitted by applicable law. Payment of accrued and unpaid Interest shall be made annually on the calendar anniversary of the Issuance Date, or if such day is not a Business Day the next Business Day, and shall be on pro rata basis if not an exact year.

(c)            Payment Dates. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day (and no interest on such payment will accrue in respect of the delay).

 (d)            Taxation. All payments of principal, premium (if any) and interest made by or on behalf of the Company will be made free and clear of, and without deduction or withholding for or on account of, any present or future taxes, duties, imposts, assessments or governmental charges, deductions or withholdings, of whatever nature imposed, assessed, levied or collected by or on behalf of Hong Kong or any authority thereof or therein having power to tax (“Taxes”), unless deduction or withholding of such Taxes is required by law. In such event, the Issuer will pay such additional amounts as will result in the receipt by the Holder of the net amounts after such deduction or withholding equal to the amounts which would otherwise have been receivable by them had no such deduction or withholding been required, except that no such additional amount shall be payable in respect of this Note:

(i)            to the Holder (or to a third party on behalf of the Holder) who is subject to such Taxes in respect of this Note by reason of his having some connection with Hong Kong otherwise than merely by holding this Note or by the receipt of amounts in respect of this Note (including, without limitation, the Holder being a resident of, or a permanent establishment in, Hong Kong), or where the withholding or deduction could be avoided by the Holder making a declaration of non-residence or other similar claim for exemption to the appropriate governmental authority which the Holder is legally capable and competent of making but fails to do so; or

(ii)            (in the case of a payment of principal) if the certificate in respect of this Note is surrendered more than thirty (30) days after the relevant date except to the extent that the Holder would have been entitled to such additional amount on surrendering the relevant certificate for payment on the last day of such period of thirty (30) days.

For the purposes of this Section, “relevant date” means the date on which such payment first becomes due. References in this Note to principal, premium and interest shall be deemed also to refer to any additional amounts which may be payable under this Note or any undertaking or covenant given in addition thereto or in substitution therefor.

(2)            PAYMENTS

(a)            Payments under the Note. All payments pursuant to the terms of this Note shall be made in immediately available funds in U.S. Dollars or, if permitted by the Company in its sole discretion, in a non-U.S. currency or other property, including stablecoins. In the event that the Company, in its sole discretion, permits any payments by a Holder in a currency other than U.S. Dollars or in other property, the Company shall credit payments with (i) the U.S. Dollar value of such contributed currency, determined at the then-current applicable exchange rate, as determined by the Company or (ii) the fair market value of such property (net of liabilities that the Company assumes from the Holder or to which the property is subject). Such payment shall be made, if to the Holder, to the Holder’s account notified by the Holder to the Company at least two Business Days prior to such payment deadline, and shall be paid to the Company by the Holder to such account as is notified to the Holder by the Company.

(b)            Early Redemption. The Company at its option and in its sole discretion shall have the right, but not the obligation, at any time or times commencing six (6) months after the Issuance Date to redeem (“Optional Redemption”) early a portion or all amounts outstanding under this Note in cash at the Redemption Amount as described in this Section; provided that the Company provides the Holder with at least 10 Scheduled Trading Days’ prior written notice (each, a “Redemption Notice”) of its desire to exercise an Optional Redemption. Each Redemption Notice shall be irrevocable and shall specify the date for the Optional Redemption (the “Redemption Date”), the outstanding Principal of the Notes to be redeemed and the Redemption Amount applicable to such Principal. The “Redemption Amount” shall be an amount equal to the outstanding Principal actually being redeemed by the Company (after giving effect to any conversions with a Conversion Date prior to the Redemption Date) on the Redemption Date, plus all accrued and unpaid interest on the Principal amount being redeemed by the Company to, but excluding, the relevant Redemption Date. The Holder may elect to convert all or any portion of the outstanding Principal of the Note plus all accrued and unpaid Interest to, but excluding, the relevant Conversion Date by delivering to the Company a Conversion Notice in accordance with Section 4(b) hereof prior to the Redemption Date. On the Redemption Date, the Company shall deliver to the Holder the Redemption Amount by wire transfer in immediately available funds to the Holder’s account specified for such purpose by the Holder to the Company. Upon request from the Company by notice to the Holder, the Holder shall promptly surrender this Note to a nationally recognized overnight delivery service for delivery to the Company, or in the case of its loss, theft or destruction, shall provide an indemnification undertaking reasonably satisfactory to the Company with respect to this Note.

(3)            EVENTS OF DEFAULT AND MANDATORY PREPAYMENT EVENTS.

(a)            An “Event of Default”, wherever used herein, means any one of the following events (whatever the reason and whether it shall be voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court, or any order, rule or regulation of any administrative or governmental body):

(i)            The Company's failure to pay to the Holder any amount of Principal, Redemption Amount, Interest, or other amounts when and as due under this Note or any other Transaction Document (as defined in Section (13)) and such failure continues for a period of five (5) Business Days;

(ii)            The Company or any Significant Subsidiary of the Company shall commence, or there shall be commenced against the Company or any Significant Subsidiary of the Company, any proceeding under any applicable bankruptcy or insolvency laws as now or hereafter in effect or any successor thereto, or the Company or any Significant Subsidiary of the Company commences any other proceeding under any reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction whether now or hereafter in effect relating to the Company or any Significant Subsidiary of the Company any such bankruptcy, insolvency or other proceeding which remains undismissed for a period of sixty one (61) days; or the Company or any Significant Subsidiary of the Company is adjudicated insolvent or bankrupt; or any order of relief or other order approving any such case or proceeding is entered; or the Company or any Significant Subsidiary of the Company suffers any appointment of any custodian, private or court appointed receiver or the like for it or all or substantially all of its property which continues undischarged or unstayed for a period of sixty one (61) days; or the Company or any Significant Subsidiary of the Company makes a general assignment of all or substantially all of its assets for the benefit of creditors; or the Company or any Significant Subsidiary of the Company shall fail to pay, or shall state that it is unable to pay, or shall be unable to pay, its debts generally as they become due; or the Company or any Significant Subsidiary of the Company shall call a meeting of its creditors with a view to arranging a composition, adjustment or restructuring of its debts; or the Company or any Significant Subsidiary of the Company shall by any act or failure to act expressly indicate its consent to, approval of or acquiescence in any of the foregoing; or any corporate or other action is taken by the Company or any Significant Subsidiary of the Company for the purpose of effecting any of the foregoing;

(iii)            The Company or any Significant Subsidiary of the Company shall default in any of its obligations under any note, debenture, or any mortgage, credit agreement or other instrument under which there may be issued, or by which there may be secured or evidenced, any indebtedness for borrowed money in an amount exceeding US$10,000,000, whether such indebtedness now exists or shall hereafter be created, (1) resulting in such indebtedness being declared due and payable prior to its stated maturity or (2) constituting a failure to pay the principal of any such debt when due and payable at its stated maturity, upon required repurchase, upon declaration of acceleration or otherwise, in each case (1) and (2), after the expiration of any applicable grace period set forth in the terms of such debt, if such acceleration shall not have been rescinded or annulled or such failure to pay shall not have been cured or waived, or such indebtedness shall not have been paid or discharged, as the case may be, within 30 calendar days after a written notice to the Company by the Holder;

(iv)            a final judgment or judgments for the payment of money aggregating in excess of US$10,000,000 (excluding any amount covered by insurance) are rendered against the Company and/or any of its Significant Subsidiaries and which judgments are not bonded, discharged, settled or stayed within sixty (60) days after (i) the date on which the right to appeal thereof has expired if no such appeal has commenced, or (ii) the date on which all rights to appeal have been extinguished;

(b)            During the time that any portion of this Note is outstanding, if any Event of Default has occurred and is continuing (other than an event with respect to the Company described in Section (3)(a)(ii)) or any Mandatory Prepayment Event has occurred, the full unpaid Principal amount of this Note, together with interest and other amounts owing in respect thereof, to the date of acceleration shall become at the Holder’s election given by notice pursuant to Section (7), immediately due and payable in cash; provided that, in the case of any event with respect to the Company described in Section (3)(a)(ii), the full unpaid Principal amount of this Note, together with accrued and unpaid interest and other amounts owing in respect thereof to the date of acceleration, shall automatically become due and payable, in each case without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Company. Furthermore, in addition to any other remedies, the Holder shall have the right (but not the obligation) to convert, at the Conversion Price, on one or more occasions all or part of the Conversion Amount in accordance with Section (4) and subject to the limitations in Section (4)(c) at any time after an Event of Default (provided that such Event of Default is continuing) or a Mandatory Prepayment Event. Following an Event of Default, the Holder may immediately enforce any and all of its rights and remedies hereunder and all other remedies available to it under applicable law. Such declaration may be rescinded and annulled by the Holder in writing at any time prior to payment hereunder. No such rescission or annulment shall affect any subsequent Event of Default or impair any right consequent thereon. For the purposes hereof, an Event of Default is “continuing” if it has not cured, remedied or waived. A “Mandatory Prepayment Event”, wherever used herein, means an event when the shareholders of the Company approve any plan or proposal for the liquidation or dissolution of the Company.

(4)           CONVERSION OF NOTE.      This Note shall be convertible into Ordinary Shares, on the terms and conditions set forth in this Section (4).

(a)            Conversion Right. Subject to the limitations of Section (4)(c), at any time or times commencing six (6) months after the Issuance Date and terminating on the tenth Trading Day immediately preceding the Maturity Date, the Holder shall be entitled to convert any portion of the outstanding and unpaid Conversion Amount (as defined below) into fully paid and nonassessable Ordinary Shares in accordance with Section (4)(b), at the Conversion Price (as defined below). The number of Ordinary Shares issuable upon conversion of any Conversion Amount pursuant to this Section (4)(a) shall be determined by dividing (x) such Conversion Amount by (y) the Conversion Price. The Company shall not issue any fraction of an Ordinary Shares upon any conversion. All calculations under this Section (4) shall be rounded to the nearest US$0.0001. If the issuance would result in the issuance of a fraction of an Ordinary Shares, the Company shall round such fraction of an Ordinary Shares up to the nearest whole share. The Company shall pay any and all transfer, stamp and similar taxes that may be payable with respect to the issuance and delivery of Ordinary Shares upon conversion of any Conversion Amount, unless such tax is due because the Holder requests such Ordinary Shares to be issued in a name other than the Holder’s name (in which case such tax will be the responsibility of the Holder).

(i)            “Conversion Amount” means the portion of the outstanding Principal to be converted at the election of the Holder, plus the accrued and unpaid Interest on such outstanding Principal to, but excluding, the Conversion Date. Conversion rights may only be exercised in respect of an authorized denomination in outstanding Principal, being US$100,000 and integral multiples thereof, plus the accrued and unpaid Interest on such outstanding Principal.

(ii)            “Conversion Price” means, as of any Conversion Date (as defined below) or other date of determination and subject to adjustments set forth herein, US$4.64 per Ordinary Share. The Conversion Price shall be adjusted from time to time pursuant to the other terms and conditions of this Note.

(b)            Mechanics of Conversion.

(i)            Optional Conversion. To convert any Conversion Amount into Ordinary Shares on any date (a “Conversion Date”), the Holder shall (A) transmit by email (or otherwise deliver pursuant to Section (7), for receipt on or prior to 11:59 p.m., New York time, on such date, a copy of an executed notice of conversion in the form attached hereto as Exhibit I (the “Conversion Notice”) to the Company and (B) if required by Section (4)(b), surrender this Note to a nationally recognized overnight delivery service for delivery to the Company (or an indemnification undertaking reasonably satisfactory to the Company with respect to this Note in the case of its loss, theft or destruction). On or before the third (3rd) Trading Day following the date of receipt of a Conversion Notice (the “Share Delivery Date”), the Company shall, or shall cause its Transfer Agent to, allot and issue to the Holder Ordinary Share(s) registered in the name of the Holder representing such number of Ordinary Shares issuable, and deliver to the Holder a book entry statement via email. Promptly after the Share Delivery Date, the Company shall (X) if legends are not required to be placed on certificates or the book-entry position of the Ordinary Shares and provided that the Transfer Agent is participating in the Depository Trust Company’s (“DTC”) Fast Automated Securities Transfer Program, instruct such Transfer Agent to credit such aggregate number of Ordinary Shares to which the Holder shall be entitled to the Holder’s or its designee’s balance account with DTC through its Deposit Withdrawal Agent Commission system or (Y) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, or if restrictive legends are required to be placed on certificates or book-entry positions of the Ordinary Shares, issue and deliver to the address as specified in the Conversion Notice, an original certificate, registered in the name of the Holder or its designee, or a book-entry statement electronically only, for the number of Ordinary Shares to which the Holder shall be entitled. Each of the Company and the Holder shall use reasonable efforts to deliver to the other or the Transfer Agent all documents, instructions and writings required by the Transfer Agent in order to implement and effect the conversions contemplated herein. If this Note is physically surrendered for conversion and the outstanding Principal of this Note is greater than the Principal portion of the Conversion Amount being converted, then the Company shall as soon as practicable and in no event later than three (3) Business Days after receipt of this Note and at its own expense, issue and deliver to the holder a new Note representing the outstanding Principal not converted. The Person or Persons entitled to receive the Ordinary Shares issuable upon a conversion of this Note shall be treated for all purposes as the record holder or holders of such Ordinary Shares on the Conversion Date.

(ii)            Company’s Failure to Timely Convert. Subject to the Holder’s compliance with Section (4)(b)(i) above, if the Company fails to perform its obligations under Section (4)(b)(i) above (a “Conversion Failure”), if the Holder is required, in a commercially reasonable manner, to incur commercially reasonable costs to mitigate or prevent a failed settlement for any sale by the Holder of Ordinary Shares issuable upon such conversion that the Holder anticipated receiving from the Company (a “Buy-In”), then the Company shall, after the Holder’s request pay cash to the Holder in the amount of such costs; provided, however, that the Holder shall use commercially reasonable efforts to attempt to mitigate any costs related to the Buy-In.

(iii)            Book-Entry. Notwithstanding anything to the contrary set forth herein, upon conversion of any portion of this Note in accordance with the terms hereof, the Holder shall not be required to physically surrender this Note to the Company unless (A) the full Conversion Amount represented by this Note is being converted or (B) the Holder has provided the Company with prior written notice (which notice may be included in a Conversion Notice) requesting reissuance of this Note upon physical surrender of this Note. The Holder and the Company shall maintain records showing the Principal and Interest converted and the dates of such conversions or shall use such other method, reasonably satisfactory to the Holder and the Company, so as not to require physical surrender of this Note upon conversion.

(c)            Limitations on Conversions.

(i)            Beneficial Ownership. The Holder shall not have the right to convert any portion of this Note or receive Ordinary Shares hereunder to the extent that after giving effect to such conversion or receipt of such Ordinary Shares, the Holder, together with any affiliate thereof, would beneficially own (as determined in accordance with Section 13(d) of the Exchange Act and the rules promulgated thereunder) in excess of 4.99% of the number of Ordinary Shares outstanding immediately after giving effect to such conversion or receipt of shares. The Holder shall have the authority and obligation to determine whether the restriction contained in this Section will limit any particular conversion hereunder and to the extent that the Holder determines that the limitation contained in this Section applies, the determination of which portion of the Principal amount of this Note is convertible shall be the responsibility and obligation of the Holder. The provisions of this Section may be waived by a Holder (but only as to itself and not to any other Holder) upon not less than 65 days prior notice to the Company. Other Holders shall be unaffected by any such waiver.

(d)            Other Provisions.

(i)            All calculations under this Section (4) shall be rounded to the nearest US$0.0001 or whole share.

(ii)           The Company covenants that it will have in force at all times prior to the Maturity Date approval from the shareholders of the Company, if required, or the approval from the directors of the Company, for the directors to exercise any power of the Company to issue such number of Ordinary Shares not less than the maximum number of Ordinary Shares issuable upon conversion of this Note (assuming for purposes hereof that (x) this Note is convertible at the Conversion Price as of the date of determination, (y) any such conversion shall not take into account any limitations on the conversion of the Note set forth herein (the “Required Issuance Amount”)), provided that at no time shall the number of Ordinary Shares that the Company has approval to issue pursuant to this Section (4)(d)(ii) be reduced other than proportionally with respect to all Ordinary Shares in connection with any conversion (other than pursuant to the conversion of this Note in accordance with its terms) and/or cancellation, or reverse stock split. If at any time the approval from the shareholders of the Company (including (i) in relation to equity or debt securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for or that can be settled in Ordinary Shares (other than the Note) and (ii) Ordinary Shares remaining available for issuance under the Company’s equity incentive plans) is not sufficient to meet the Required Issuance Amount, the Company will promptly take all corporate action necessary to propose to its next annual general meeting of shareholders such resolutions as may be necessary to meet the Company’s obligations pursuant to this Note, recommending that shareholders vote in favor of such an increase. The Company covenants that, upon issuance in accordance with conversion of this Note in accordance with its terms, the Ordinary Shares, when issued, will be validly issued, fully paid and nonassessable.

(iii)            Nothing herein shall limit a Holder’s right to pursue actual damages or declare an Event of Default pursuant to Section (3) herein for the Company’s failure to deliver Ordinary Shares upon conversion within the period specified herein and such Holder shall have the right to pursue all remedies available to it at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief, in each case without the need to post a bond or provide other security. The exercise of any such rights shall not prohibit the Holder from seeking to enforce damages pursuant to any other Section hereof or under applicable law.

(iv)            Legal Opinions. If in the opinion of the Holder’s legal counsel it is then permissible to remove the restrictive legend from the Underlying Shares in connection with an effective registration statement for the resale of such Underlying Shares or pursuant to Rule 144, then the Holder may cause legal counsel to deliver legal opinions to the Company’s transfer agent in connection with such legend removal, subject to the provision of representation letters from the Holder and its representatives as the Company and its legal counsel may reasonably require.

(5)            ADJUSTMENTS TO CONVERSION PRICE

(a)            Adjustment of Conversion Price upon Subdivision or Combination of Ordinary Shares. If the Company, at any time while this Note is outstanding, shall (a) pay a stock dividend or otherwise make a distribution or distributions on Ordinary Shares or any other equity or equity equivalent securities payable in Ordinary Shares, (b) subdivide outstanding Ordinary Shares into a larger number of shares, (c) combine (including by way of reverse stock split) outstanding Ordinary Shares into a smaller number of shares, or (d) issue by reclassification Ordinary Shares any shares of capital stock of the Company, then the Conversion Price shall be multiplied by a fraction of which the numerator shall be the number of Ordinary Shares (excluding treasury shares, if any) outstanding before such event and of which the denominator shall be the number of Ordinary Shares outstanding after such event. Any adjustment made pursuant to this Section shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification (subject to readjustment, if any such dividend, distribution, stock split, stock combination or other event contemplated in this Section (5)(a) is not made, with effect as of the date that the Company determines not to proceed with such event).

(b)            Other Corporate Events. In addition to and not in substitution for any other rights hereunder, prior to the consummation of any Fundamental Transaction pursuant to which holders of Ordinary Shares are entitled to receive securities or other assets with respect to or in exchange for Ordinary Shares (a “Corporate Event”), the Company shall make appropriate provision to ensure that the Holder will thereafter have the right to receive upon a conversion of this Note, at the Holder’s option, (i) in addition to the Ordinary Shares receivable upon such conversion, such securities or other assets to which the Holder would have been entitled with respect to such Ordinary Shares had such Ordinary Shares been held by the Holder upon the consummation of such Corporate Event (without taking into account any limitations or restrictions on the convertibility of this Note and without duplication) or (ii) in connection with a Corporate Event as a result of which the Ordinary Shares are exchanged for, or represent the right to receive, other securities, cash or other assets (or any combination thereof) in lieu of the Ordinary Shares otherwise receivable upon such conversion, such securities, cash or other assets received by the holders of Ordinary Shares in connection with the consummation of such Corporate Event in such amounts as shall be determined in a commercially reasonable manner by the Company, based on the amount and kind of such securities, cash or other assets that a holder of one (1) Ordinary Share received in such Corporate Event (without giving effect to any arrangement not to issue any fractional portion of such assets). The provisions of this Section shall apply similarly and equally to successive Corporate Events and shall be applied without regard to any limitations on the conversion or redemption of this Note.

(c)            Whenever the Conversion Price is adjusted pursuant to Section (5) hereof, the Company shall promptly provide the Holder with a written notice setting forth the Conversion Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

(d)            In case of any (1) merger or consolidation of the Company with or into another Person (where the Company is not the resulting or surviving Person), or (2) sale by the Company (directly or indirectly, through one or more Subsidiaries of the Company) of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, in one or a series of related transactions, a Holder shall have the right to (A) exercise any rights under Section (5)(b), (B) convert the aggregate amount of this Note then outstanding into the shares of stock and other securities, cash and property receivable by or deemed to be held by holders of Ordinary Shares following such merger, consolidation or sale, and such Holder shall be entitled upon such event or series of related events to receive such amount of securities, cash and property as the equivalent number of the Ordinary Shares into which such aggregate amount of this Note could have been converted immediately prior to such merger, consolidation or sales, or (C) in the case of a merger or consolidation, require the surviving entity (if not the Company) to issue to the Holder a convertible note with a Principal amount equal to the aggregate Principal amount of this Note then held by such Holder, plus all accrued and unpaid Interest and other amounts owing thereon (without duplication), which such newly issued convertible note shall have terms identical (including with respect to conversion) to the terms of this Note, and shall be entitled to all of the rights and privileges of the Holder of this Note set forth herein and the agreements pursuant to which this Note was issued. In the case of clause (C), the conversion price applicable for the newly issued convertible notes shall be calculated by the Company in a commercially reasonable manner based upon the amount of securities, cash and property that each Ordinary Share would receive in such transaction and the Conversion Price in effect immediately prior to the effectiveness or closing date for such transaction. The terms of any such merger, sale or consolidation shall include such terms so as to continue to give the Holder the right to receive the securities, cash and property set forth in this Section upon any conversion or redemption following such event. This provision shall similarly apply to successive such events.

(6)            REISSUANCE OF THIS NOTE.

(a)            Transfer. This Note may be transferred in authorized denominations in Principal, being US$100,000 and integral multiples thereof, with a transfer form duly completed and signed, and any transfer shall be notified by signed writing to the Company together with such proof of identity and title, evidence and indemnity as the Company may require. If this Note is to be transferred, the Holder shall surrender this Note to the Company, whereupon the Company will issue and deliver upon the order of the Holder a new Note (in accordance with Section (6)(d)), registered in the name of the registered transferee or assignee, representing the outstanding Principal being transferred by the Holder (along with any accrued and unpaid Interest thereof) and, if less than the entire outstanding Principal is being transferred, a new Note (in accordance with Section (6)(d)) to the Holder representing the outstanding Principal not being transferred. The Holder and any assignee, by acceptance of this Note, acknowledge and agree that, by reason of the provisions of Section (4)(b) following conversion or redemption of any portion of this Note, the outstanding Principal represented by this Note may be less than the Principal stated on the face of this Note.

(b)            Lost, Stolen or Mutilated Note. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Note, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary form and, in the case of mutilation, upon surrender and cancellation of this Note, the Company shall execute and deliver to the Holder a new Note (in accordance with Section (6)(d)) representing the outstanding Principal.

(c)            Note Exchangeable for Different Denominations. This Note is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Note or Notes (in accordance with Section (6)(d)) representing in the aggregate the outstanding Principal of this Note, and each such new Note will represent such portion of such outstanding Principal as is designated by the Holder at the time of such surrender.

(d)            Issuance of New Notes. Whenever the Company is required to issue a new Note pursuant to the terms of this Note, such new Note (i) shall be of like tenor with this Note, (ii) shall represent, as indicated on the face of such new Note, the Principal remaining outstanding (or in the case of a new Note being issued pursuant to Section (6)(a) or Section (6)(c), the Principal designated by the Holder which, when added to the Principal represented by the other new Notes issued in connection with such issuance, does not exceed the Principal remaining outstanding under this Note immediately prior to such issuance of new Notes), (iii) shall have an issuance date, as indicated on the face of such new Note, which is the same as the Issuance Date of this Note, (iv) shall have the same rights and conditions as this Note, and (v) shall represent accrued and unpaid Interest from the Issuance Date.

(e)            Novation. It is agreed between the Holder and the Company that, with the consent of the Holder, the Company may novate and/or assign all its rights and obligations under this Note into a wholly-owned subsidiary of the Company (provided that the obligations of such subsidiary to the Holder, including in respect of the delivery of any conversion consideration, shall be guaranteed by the Company in favor of the Holder to the reasonable satisfaction of the Holder), and, upon request of the Company, the Holder shall cooperate in good faith with the Company to facilitate such novation.

(7)      NOTICES.      Any notices, consents, waivers or other communications required or permitted to be given under the terms hereof must be in writing by letter and email and will be deemed to have been delivered: upon the later of (A) either (i) receipt, when delivered personally or (ii) one (1) Business Day after deposit with an overnight courier service with next day delivery specified, in each case, properly addressed to the party to receive the same and (B) receipt, when sent by electronic mail. The addresses and e-mail addresses for such communications shall be:

If to the Company, to:	TOP WIN INTERNATIONAL LIMITED
33/F Sunshine Plaza 353 Lockhart Road, Wan Chai, Hong Kong Attention: 2025 Convertible Note Project Team Email:

If to the Holder:	Company Name:
Company Adress:

Attention:
Email:

or at such other address and/or email and/or to the attention of such other person as the recipient party has specified by written notice given to each other party three (3) Business Days prior to the effectiveness of such change. Written confirmation of receipt (i) given by the recipient of such notice, consent, waiver or other communication, (ii) electronically generated by the sender's email service provider containing the time, date, recipient email address or (iii) provided by a nationally recognized overnight delivery service, shall be rebuttable evidence of personal service, receipt by facsimile or receipt from a nationally recognized overnight delivery service in accordance with clause (i), (ii) or (iii) above, respectively.

(8)            NO IMPAIRMENT. Except as expressly provided herein, no provision of this Note shall alter or impair the obligations of the Company, which are absolute and unconditional, to pay the Principal of, interest and other charges (if any) on, this Note at the time, place, and rate, and in the coin or currency, herein prescribed. This Note is a direct obligation of the Company. As long as this Note is outstanding, the Company shall not, without the consent of the Holder, (i) amend its certificate of incorporation, bylaws or other charter documents so as to adversely affect any rights of the Holder; (ii) enter into any agreement with respect to any of the foregoing; or (iii) enter into any agreement, arrangement or transaction in or of which the terms thereof would restrict, materially delay, conflict with or impair the ability of the Company to perform its obligations under the this Note, including, without limitation, the obligation of the Company to make cash payments hereunder.

(9)            This Note shall not entitle the Holder to any of the rights of a shareholder of the Company, including without limitation, the right to vote, to receive dividends and other distributions, or to receive any notice of, or to attend, meetings of shareholders or any other proceedings of the Company, unless and to the extent converted into Ordinary Shares in accordance with the terms hereof.

(10)          CHOICE OF LAW; VENUE; WAIVER OF JURY TRIAL

(a)            Governing Law. This Note and the rights and obligations of the Parties hereunder shall, in all respects, be governed by, and construed in accordance with, the laws (excluding the principles of conflict of laws) of the State of New York (the “Governing Jurisdiction”) (including Section 5-1401 and Section 5-1402 of the General Obligations Law of the State of New York), including all matters of construction, validity and performance.

(b)            Jurisdiction; Venue; Service.

(i)            The Company hereby irrevocably consents to the non-exclusive personal jurisdiction of the state courts of the Governing Jurisdiction and, if a basis for federal jurisdiction exists, the non-exclusive personal jurisdiction of any United States District Court for the Governing Jurisdiction.

(ii)            The Company agrees that venue shall be proper in any court of the Governing Jurisdiction selected by the Holder or, if a basis for federal jurisdiction exists, in any United States District Court in the Governing Jurisdiction. The Company waives any right to object to the maintenance of any suit, claim, action, litigation or proceeding of any kind or description, whether in law or equity, whether in contract or in tort or otherwise, in any of the state or federal courts of the Governing Jurisdiction on the basis of improper venue or inconvenience of forum.

(iii)           Any suit, claim, action, litigation or proceeding of any kind or description, whether in law or equity, whether in contract or tort or otherwise, brought by the Company against the Holder arising out of or based upon this Note or any matter relating to this Note, or any other Transaction Document, or any contemplated transaction, shall be brought in a court only in the Governing Jurisdiction. The Company shall not file any counterclaim against the Holder in any suit, claim, action, litigation or proceeding brought by the Holder against the Company in a jurisdiction outside of the Governing Jurisdiction unless under the rules of the court in which the Holder brought such suit, claim, action, litigation or proceeding the counterclaim is mandatory, and not permissive, and would be considered waived unless filed as a counterclaim in the suit, claim, action, litigation or proceeding instituted by the Holder against the Company. The Company agrees that any forum outside the Governing Jurisdiction is an inconvenient forum and that any suit, claim, action, litigation or proceeding brought by the Company against the Holder in any court outside the Governing Jurisdiction should be dismissed or transferred to a court located in the Governing Jurisdiction. Furthermore, the Company irrevocably and unconditionally agrees that it will not bring or commence any suit, claim, action, litigation or proceeding of any kind or description, whether in law or equity, whether in contract or in tort or otherwise, against the Holder arising out of or based upon this Note or any matter relating to this Note, or any other Transaction Document, or any contemplated transaction, in any forum other than the courts of the State of New York sitting in New York County, and the United States District Court of the Southern District of New York, and any appellate court from any thereof, and each of the parties hereto irrevocably and unconditionally submits to the jurisdiction of such courts and agrees that all claims in respect of any such suit, claim, action, litigation or proceeding may be heard and determined in such New York State Court or, to the fullest extent permitted by applicable law, in such federal court. The Company and the Holder agree that a final judgment in any such suit, claim, action, litigation or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

(iv)          The Company and the Holder irrevocably consent to the service of process out of any of the aforementioned courts in any such suit, claim, action, litigation or proceeding by the mailing of copies thereof by registered or certified mail postage prepaid, to it at the address provided for notices in this Note, such service to become effective thirty (30) days after the date of mailing.

(v)           Nothing herein shall affect the right of the Holder to serve process in any other manner permitted by law or to commence legal proceedings or to otherwise proceed against the Company or any other Person in the Governing Jurisdiction or in any other jurisdiction.

(c)            THE PARTIES MUTUALLY WAIVE ALL RIGHT TO TRIAL BY JURY OF ALL CLAIMS OF ANY KIND ARISING OUT OF OR BASED UPON THIS NOTE OR ANY MATTER RELATING TO THIS NOTE, OR ANY OTHER TRANSACTION DOCUMENT, OR ANY CONTEMPLATED TRANSACTION. THE PARTIES ACKNOWLEDGE THAT THIS IS A WAIVER OF A LEGAL RIGHT AND THAT THE PARTIES EACH MAKE THIS WAIVER VOLUNTARILY AND KNOWINGLY AFTER CONSULTATION WITH COUNSEL OF THEIR RESPECTIVE CHOICE. THE PARTIES AGREE THAT ALL SUCH CLAIMS SHALL BE TRIED BEFORE A JUDGE OF A COURT HAVING JURISDICTION, WITHOUT A JURY.

(11)          Any waiver by the Holder of a breach of any provision of this Note shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Note. The failure of the Holder to insist upon strict adherence to any term of this Note on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Note. Any waiver must be in writing.

(12)          If any provision of this Note is invalid, illegal or unenforceable, the balance of this Note shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances. If it shall be found that any Interest or other amount deemed Interest due hereunder shall violate applicable laws governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum permitted rate of interest. The Company covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law or other law which would prohibit or forgive the Company from paying all or any portion of the Principal of or Interest on this Note as contemplated herein, wherever enacted, now or at any time hereafter in force, or which may affect the covenants or the performance of this Note, and the Company (to the extent it may lawfully do so) hereby expressly waives all benefits or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impeded the execution of any power herein granted to the Holder, but will suffer and permit the execution of every such as though no such law has been enacted.

(13)          CERTAIN DEFINITIONS. For purposes of this Note, the following terms shall have the following meanings:

(a)            "Bloomberg" means Bloomberg Financial Markets (or if not available, a similar service provider of national recognized standing).

(b)            “Business Day” means any day except Saturday, Sunday and any day which shall be a federal legal holiday in the United States or a day on which banking institutions in the State of New York or Hong Kong are authorized or required by law or other government action to close.

(c)            “Closing Price” means the price per share in the last reported trade of the Ordinary Shares on a Principal Market or on the exchange which the Ordinary Shares are then listed as quoted by Bloomberg.

(d)            “Commission” means the Securities and Exchange Commission.

(e)            “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(f)             “Fundamental Transaction” means any of the following: (1) the Company effects any merger or consolidation of the Company with or into another Person and the Company is the non-surviving company (other than a merger or consolidation with a wholly owned Subsidiary of the Company), (2) the Company effects any sale of all or substantially all of its assets in one or a series of related transactions, (3) any tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which 100% of the holders of Ordinary Shares are permitted to tender or exchange their shares for other securities, cash or property, or (4) the Company effects any reclassification of the Ordinary Shares or any compulsory share exchange pursuant to which the Ordinary Shares are effectively converted into or exchanged for other securities, cash or property.

(g)            “Material Adverse Effect” has the meaning given such term in the Securities Purchase Agreement.

(h)            “Ordinary Shares” means the Ordinary Shares, par value US$0.0005 per share of the Company and stock of any other class into which such shares may hereafter be changed or reclassified.

(i)             “Periodic Reports” shall mean all of the Company’s reports required to be filed by the Company with the Commission under applicable laws and regulations (including, without limitation, Regulation S-K), including annual reports (on Form 20-F), periodic reports (on Form 6-K), and current reports (on Form 6-K), for so long as any amounts are outstanding under this Note or any Other Note; provided that all such Periodic Reports shall include, when filed, all information, financial statements, audit reports (when applicable) and other information required to be included in such Periodic Reports in compliance with all applicable laws and regulations.

(j)             “Person” means a corporation, an association, a partnership, organization, a business, an individual, a government or political subdivision thereof or a governmental agency.

(k)            “Principal Market” means the Nasdaq Stock Market (including the Capital Market, Global Market and/or the Global Select Market); provided however, that in the event the Ordinary Shares are ever listed or traded on The New York Stock Exchange, NYSE American, or any successor thereto, and such exchange is the principal trading market for the Ordinary Shares in the United States, then the “Principal Market” shall mean The New York Stock Exchange, NYSE American, or such successor thereto.

(l)            “Scheduled Trading Day” means a day on which the Principal Market is scheduled to be open for trading for its regular trading session.

(m)            “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(n)            “Significant Subsidiary” of any Person means any Subsidiary of that Person that constitutes a “significant subsidiary” (as defined in Rule 1-02(w) of Regulation S-X under the Exchange Act) of that Person.

(o)            “Subsidiary” means, with respect to any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of capital stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, general partners or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such Person; (ii) such Person and one or more Subsidiaries of such Person; or (iii) one or more Subsidiaries of such Person.

(p)            “Trading Day” means a day on which the Ordinary Shares are quoted or traded on a Principal Market on which the Ordinary Shares are then quoted or listed; provided, that in the event that the Ordinary Shares are not listed or quoted, then Trading Day shall mean a Business Day (excluding, for such purpose, a reference to “Hong Kong” in the definition of a “Business Day”).

(q)            “Transaction Document” has the meaning given such term in the Securities Purchase Agreement.

(r)            “Transfer Agent” means, from time to time, the transfer agent in respect of the Ordinary Shares.

(s)            “Underlying Shares” means the Ordinary Shares issuable upon conversion of this Note in accordance with the terms hereof.

[Signature Page Follows]

IN WITNESS WHEREOF, the Company has caused this Note to be duly executed by a duly authorized officer as of the date set forth above.

COMPANY:

TOP WIN INTERNATIONAL LIMITED

By:

Name:	Jason Kin Hoi Fang
Title:	Co-Chief Executive Officer

EXHIBIT I
CONVERSION NOTICE

(To be executed by the Holder in order to Convert the Note)

TO: TOP WIN INTERNATIONAL LIMITED

Via Email:

The undersigned hereby irrevocably elects to convert a portion of the outstanding and unpaid Conversion Amount of Note No. _______________ into Ordinary Shares of TOP WIN INTERNATIONAL LIMITED, according to the conditions stated therein, as of the Conversion Date written below.

Conversion Date:
Principal Amount to be Converted:
Accrued Interest on such Principal Amount:
Total Conversion Amount to be converted:
Conversion Price:
Number of Ordinary Shares to be issued:
Please issue the Ordinary Shares in the following name [and deliver them to the following account]:
Issue to:
[Broker DTC Participant Code:
Account Number:][1]
Authorized Signature:
Name:
Title:

[1]	If issuable in the DTC form.

EXHIBIT B:

INVESTOR QUESTIONNAIRE

SCHEDULE I

SCHEDULE OF BUYERS

(a)	(b)	(c)
Buyer	Subscription Amount of Note	Purchase Price (100.0% of Subscription Amount)
	US$	US$

Address and E-Mail Address for Notices

Email:

TOTAL PRINCIPAL AMOUNT OF NOTES TO BE ISSUED: US$[ 10 million  ]